UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67541

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25   AND ENDING 12/31/25
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sunstreet Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10320 W. McDowell Rd., Bldg. F, Suite 6018
(No. and Street)

Avondale	AZ	85392
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Munib Said Haddad	(800) 823-1822	mhaddad@sunstreetsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistletoe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Munib Said Haddad_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Sunstreet Securities, LLC_____, as of __12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Munib Haddad_____

Title:
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Sunstreet Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025

Contents



NTT & Company, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of Sunstreet Securities, LLC:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Sunstreet Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

March 11, 2026

We have served as the auditor for Sunstreet Securities, LLC since 2022.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Sunstreet Securities, LLC
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2025

Current assets:		
Cash and cash equivalents	$	16,167
Accounts receivable		35,461
Deposits		26,248
Total current assets		77,876
Property and equipment, net (Note 4)		475
Total assets	$	78,351

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	44,276
Total current liabilities		44,276
Member's equity:		
Member's capital		54,000
Retained Earnings		(19,925)
		34,075
Total liabilities and member's equity	$	78,351

The accompanying notes are an integral part of these financial statements.

1.   <u>**ORGANIZATION**</u>

Sunstreet Securities, LLC (the Company), was registered under the laws of the state of Arizona in January 2006. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to institutional and retail customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company is located in Avondale, Arizona and provides services to customers throughout the United States.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

2.   <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>**Use of Estimates**</u>

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>**Securities Transactions**</u>

Customer commission income and related commission and clearing expenses are recorded on a trade date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (*"SFAS No. 144"*), the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. There were no impairments during the year ended December 31, 2025.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line over the estimated useful lives of the assets (generally 3 to 7 years).

Income Taxes

On January 2006, the Company elected to be taxed as a single member LLC. Subsequently, On January 2013 the Company elected to be taxed under subchapter S of the Internal Revenue Code. All income and expense is passed through the Company, which is treated as an individual for tax purposes and reported on the income tax return of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no tax positions which must be considered for disclosure.

Penalties and interest assessed by income taxing authorities are included in operating expenses.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

3. REVENUE RECOGNITION

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company would (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Revenue

The Company has entered into a clearing agreement with a clearing broker, RBC Capital Markets LLC, whereby it introduces customers and receives revenue. Customers enter into a customer agreement with the clearing broker which establishes the terms under which the customer agrees to compensate the parties for transactions provided, including the purchase and sale of financial products and fees for account maintenance. The transaction price is determined by the market and may include a commission or markup ("transaction fees") added by the Company. The Company or clearing affiliate may charge/earn fees for margin lending, balances held, and sundry services ("other services"), as set forth in the customer agreement, which fees may be shared with the Company. All services are satisfied, and transaction and other fees are recognized, on the transaction date; the date in which the underlying financial instrument is purchased or sold, the purchaser or seller is identified, pricing is agreed, risk and rewards of ownership or dispossession has occurred and transferred, and other transaction services have been provided.

Investment Company Shares & Insurance-based Product Commission Revenue

The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives revenue from the sale of shares, which are sold via application ("subscription-way") or subsequently via direct deposit by a customer into their account. Subscription agreements are included within the fund prospectus and establish the commissions paid by the customer. The Company's obligation is to broker the sale and, in instances when the Company receives a check from the customer for the purchase of shares, to forward the customer's check to the fund's sponsor ("sponsor"), at which time the Company has met its performance obligation and recognizes revenue. Customers may make investments directly with the Sponsor, in which case the Company has no performance obligation and recognizes revenue when notified of the transaction and date by the Sponsor.

12b-1 Service Fee Revenue

The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due the Company is set forth in the selling agreement between the Company and the fund's sponsor. The Company meets its performance obligation by servicing the customer. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from the fund's sponsor, at which time 12b-1 service fee revenue is recognized.

Investment Advisory Fee Revenue

The Company's advisory customers enter into an investment advisory agreement with the Company, which sets forth the Company's obligations and right to remuneration. The fee charged the customer is calculated and earned by the Company in accordance with the rate set forth in the advisory agreement for the period in which the Company manages the customer's assets. The Company has satisfied its obligation if it has provided its services through the date of invoice to the customer, at which time investment advisory fee revenue is recognized.

Interest Sharing Income and Other Income

The Company has an agreement with its clearing firm to share in interest income generated from customer and proprietary cash balances and margin accounts held at the clearing firm. This income is recognized as earned in accordance with the contractual terms of the clearing agreement and is included as "Interest Sharing Income" in the Statement of Operation. For the year ended December 31, 2025, interest sharing income totaled $38,272.

"Other Income" includes fees paid by the Company's independent registered representatives to reimburse the Company for certain regulatory, association, and registration fees, including FINRA and state registration renewals, incurred on their behalf and is included as "Other Income" in the Statement of Operation. For the year ended December 31, 2025, other income totaled $53,896.

Receivables

Amounts due from clearing firms, investment companies and insurance companies are considered fully collectible; therefore, it was not considered necessary to establish an allowance for doubtful accounts.

4.   FURNITURE AND EQUIPMENT

Office Furniture and equipment	$ 15,649
Less: Accumulated depreciation	(15,174)
At December 31, 2025:	$ 475

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2025, was $168.

5.   COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally one business day after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases/Related Party

The Company does not maintain any lease commitments as of December 31, 2025. The Company, however, pays ongoing month to month office lease to a holding business entity to which the Company's member has ownership interest.

Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims. etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Risk Deposit

On January 13, 2012, the Company entered into a fully disclosed clearing agreement with RBC Capital markets LLC. As of December 31, 2025, the Company had a risk deposit balance of $25,000 with RBC Capital Markets LLC.

Expense Reimbursements from Independent Registered Representatives

The Company's independent registered representatives are contractually obligated to reimburse the Company for certain regulatory and registration fees, including FINRA and state registration renewals, incurred on their

behalf. These expenses are recorded as incurred. Reimbursements are recognized as "Other Income" in the Statement of Operation. These amounts are generally collected through payments made directly by the representatives or commissions due to the representatives.

6.   CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At December 31, 2025, the Company had no cash deposits in excess of the FDIC coverage.

7.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital. At December 31, 2025, the Company had net capital of $27,544 which was $22,544 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 160.75%

8.   RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. The company also conducts other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 that are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable, and promptly transmitted to the issuer or its agent. The company does not carry accounts of or for customers and does not carry proprietary accounts (as defined in Rule 15c3-3). Because of such exemptions, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

9.   **SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT**

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At December 31, 2025, the Company had SIPC net operating revenue $155,663 with a general assessment of $233. The Company plans to pay the assessment timely.

10.   **SEGMENTS REPORTING**

The Company has The Company manages its business within a single operating segment in accordance with ASC Topic 280 Segment Reporting ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Chief Executive Officer in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business.

11.   **SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.